                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of May 2004
                 --------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F    A    Form 40-F
                     ----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes          No     A
              ----          ----

          (If "Yes is marked indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-        .)
                                                           --------

          This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No.
          33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 10 May 2004                    FLETCHER CHALLENGE FORESTS LIMITED


                                    /s/ P M GILLARD
                                    ----------------------------------
                                    P M Gillard
                                    Secretary







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[Logo Tenon]                                      News Release


TO:    THE BUSINESS EDITOR

From:  Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
       Telephone:         64-9-571 9846
       Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.


 STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================


              SHAREHOLDERS MEETING NOT REQUIRED TO APPROVE TARAWERA
                               FORESTRY RIGHT SALE



Auckland, 5 May, 2004 - Tenon Limited announced today that it had received confirmation from both the New Zealand Exchange and the Australian Stock Exchange that shareholder approval was not required in respect of the NZ$165 million Tarawera forestry right sale to Kiwi Forests Group Limited and Hancock
Natural  Resource  Group,  Inc. The sale was  announced to the market on 1 April
2004.


ENDS

[Logo Tenon]                    News Release

TO:    THE BUSINESS EDITOR
From:  Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
       Telephone:         64-9-571 9846
       Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================


TENON EXPECTS CONTINUING BUSINESSES TO EXCEED FINANCIAL FORECAST
FOR JUNE 2004 AND PROJECTION FOR JUNE 2005

Auckland, 10 May, 2004 - Tenon Limited advises that it is increasing its profit forecast for the continuing processing, marketing and distribution businesses for the year ending 30 June 2004, and its profit projection for the year ending 30 June 2005.

Tenon now expects earnings before interest, tax, depreciation and amortisation ("EBITDA") for its continuing processing, marketing and distribution businesses for the year ending 30 June 2004 to be approximately NZ$64 million (before partial takeover offer costs, which the Company expects to be recoverable).

In April 2004, the Company had announced that the EBITDA of its continuing businesses for 2004 were expected to be in the range of NZ$58-$60 million, inclusive of the attributed realised foreign exchange gains of approximately NZ$7 million, compared to the projection of NZ$45 million contained in the explanatory memorandum sent to shareholders in January 2004.

The latest upward revision of the EBITDA forecast to NZ$64 million incorporates actual results to the end of April 2004 and is due to a better than expected Moulding and Better lumber price (currently US$1,300 per thousand board feet), improved efficiency at its Taupo processing plant, continuing sound performance from the Company's North American businesses, and an improvement in the Company's structural products business.

Tenon Limited has also reviewed its June 2005 EBITDA projection of NZ$58 million contained in the explanatory memorandum, and now expects EBITDA to be approximately NZ$64 million for that period. The updated 2005 projection will be further discussed in the Company's recommendation to shareholders on the partial Takeover Offer received from Rubicon Forests Limited, which is expected to be issued later today.


ENDS